UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 21 February, 2023

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

ENCLOSURES:

Sens Announcement dated 21 February 2023: Interim results announcement for the six months ended 31 December 2022

Sasol Limited (Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

Sasol Ordinary Share codes: JSE: SOL           NYSE: SSL

Sasol Ordinary ISIN codes: ZAE000006896 US8038663006

Sasol BEE Ordinary Share code: JSE: SOLBE1

Sasol BEE Ordinary ISIN code: ZAE000151817

(Sasol or the Company)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2022

Earnings performance

Sasol delivered a mixed set of results for the first six months of 2023, supported by oil and refining tailwinds offset by lower volumes and higher feedstock costs. The impact from the global weaker economic growth, disrupted supply chains, depressed chemical prices and the resultant higher input costs impacted the Chemicals business negatively. Performance of our South African value chain was muted given the scheduled total East factory shutdown at Secunda and operational variability experienced, mainly due to lower productivity and coal quality in our Mining operations, contributing to lower volumes for the six months. The safety of our people and stability of our operations is a key priority. We continue to focus our efforts on improving business performance to maximise profitability for the full year.

Earnings before interest and tax (EBIT) of R24,2 billion remained in line with the prior period, mainly due to a strong pricing environment which was offset by lower volumes and increasing input cost pressures, with declining demand for chemicals globally. Earnings benefitted from gains of R5,1 billion on the valuation of financial instruments and derivative contracts offset by remeasurement items of R6,4 billion.

Remeasurement items include impairments of our Secunda liquid fuels refinery cash generating unit (CGU) (R8,1 billion), South African Wax CGU (R0,9 billion) and China Essential Care Chemicals CGU (R0,9 billion) and a reversal of impairment of our Tetramerization CGU (R3,6 billion) in the United States of America, as well as a profit on partial disposal of an interest in the Area A5-A offshore exploration license in Mozambique (R266 million) and the realisation of foreign currency translation reserves following the liquidation of subsidiaries (R251 million).

Key metrics	Half year 31 Dec 2022	Half year 31 Dec 2021	Change %
EBIT (R million)	24 204	24 309	(0,4)
Adjusted EBITDA[1] (R million)	31 995	31 803	0,6
Headline earnings (R million)	19 389	9 499	>100
Basic earnings per share (Rand)	23,23	23,98	(3,1)
Headline earnings per share (Rand)	30,90	15,21	>100
Core headline earnings per share[2] (Rand)	24,55	22,52	9,0
Interim dividend (Rand per share)	7,00	-	100

1	Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities. We believe adjusted EBITDA is a useful measure of the Group’s underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the reviewed interim financial results.)

2	Core headline earnings per share is calculated by adjusting headline earnings per share with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of B-BBEE transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings is a useful measure of the Group´s sustainable operating performance. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the reviewed interim financial results.)

Net asset value	Half year 31 Dec 2022	Full year 30 Jun 2022	Change %
Total assets (R million)	422 002	419 548	0,6
Total liabilities (R million)	219 866	226 351	2,9
Total equity (R million)	202 136	193 197	4,6

Turnover			EBIT/(LBIT)[1]
Half year 31 Dec 2021	Half year 31 Dec 2022		Half year 31 Dec 2022	Half year 31 Dec 2021
R million	R million		R million	R million
Energy business
11 872	14 219	Mining	1 918	2 026
5 683	5 551	Gas	3 503	7 619
41 439	63 049	Fuels	5 103	5 730
Chemicals business
30 819	35 621	Africa	8 994	10 567
18 133	23 476	America	270	1 396
26 087	25 347	Eurasia	313	2 346
32	-	Corporate Centre	4 103	(5 375)
134 065	167 263	Group performance	24 204	24 309
(14 154)	(15 513)	Intersegmental turnover
119 911	151 750	External turnover

1	Loss before interest and tax

Dividend

The Sasol Limited board of directors (Board) declared an interim gross cash dividend of South African 700 cents per share (31 December 2021 – nil cents per ordinary share) for the six months ended 31 December 2022. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the Company is liquid and solvent, and that capital remaining after payment of the interim dividend, is sufficient to support the current operations for the coming year. The interim dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 634 336 265 ordinary and 6 331 347 Sasol BEE ordinary shares in issue. The net interim dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 560 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 700 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares for the six months ended 31 December 2022 are:
Declaration date	Tuesday, 21 February 2023
Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Tuesday, 7 March 2023
Trading ex-dividend commences	Wednesday, 8 March 2023
Record date	Friday, 10 March 2023
Dividend payment date (electronic and certificated register)	Monday, 13 March 2023
The salient dates for holders of American Depository Receipts for the six months ended 31 December 2022 are:[1]
Ex dividend on New York Stock Exchange (NYSE)	Thursday, 9 March 2023
Record date	Friday, 10 March 2023
Approximate date for currency conversion	Tuesday, 14 March 2023
Approximate dividend payment date	Friday, 24 March 2023

1	All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 13 March 2023, dividends due to certificated shareholders on the South African registry will be electronically transferred to shareholders’ bank accounts. Shareholders who hold shares in dematerialised form will have their accounts held by their Central Securities Depository Participant or broker credited on Monday, 13 March 2023. Share certificates may not be dematerialised or rematerialised between 8 March 2023 and 10 March 2023, both days inclusive.

The Company’s tax number is 9520018608.

Short-form statement

This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been reviewed and reported on by Sasol Limited’s external auditors. Financial figures in this announcement have been correctly extracted from the reviewed interim financial results. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34 ‘Interim Financial Reporting’. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on 21 February 2023, via the JSE link.

The full announcement and the reviewed interim financial results will be available on the Company's website at: https://www.sasol.com/investor-centre/financial-results

Sasol’s President and Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Hanré Rossouw, will present the results at 09h00 (SA time) on 21 February 2023, followed by a market call to address questions.

Please connect to the call via the webcast link: https://78449.themediaframe.com/links/sasol230221.html or via teleconference call link: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=5006357&linkSecurityString=c4593dfa0

The recording of the presentation will be available on the website thereafter.

Copies of the full announcement and the reviewed interim financial results may also be requested from the office of the Chief Investor Relations Officer, investor.relations@sasol.com or +27 10 344 9280.

The JSE link is as follows:

https://senspdf.jse.co.za/documents/2023/JSE/ISSE/SOL/HY23Result.pdf

SENS issue: 21 February 2023

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 31 August 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 February 2023	By:	/sgd/M du Toit
	Name:	M du Toit
	Title:	Group Company Secretary